Mail Stop 4561

November 10, 2008

By U.S. Mail and Facsimile to (910) 576-0662

Eric P. Credle
Chief Financial Officer
First Bancorp
341 North Main Street
Troy, North Carolina 27371

      Re: First Bancorp
               Preliminary Proxy Statement on Schedule 14A
               Filed November 3, 2008
               File No. 0-15572

Dear Mr. Credle:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Impact of the Capital Purchase Program

1.   Please revise to clarify how you expect to use the estimated proceeds of your
        proposed sale of securities to the Treasury Department.

2.   Please discuss how your participation in the Capital Purchase Program may
        -   impact the holders of any outstanding senior classes of your securities;
        -   impact the rights of your existing common shareholders;
        -   dilute the interests of your existing common shareholders;
        -   require you to expand your board of directors to accommodate Treasury
            Department appointments to it;
        -   require you to register for resale securities you have issued to the Treasury
            Department; and

3.   Discuss any material effect on your liquidity, capital resources or results of
        operations if the proposal is approved and the Treasury Department denies your
        application.

4.   In the last full paragraph on page 5, ("A participating institution also is
        required…"), please disclose the current price of the company's current stock.

Financial Statements

5.   Item 13 of Schedule 14A requires you to include financial information in your
        proxy statement if you are seeking authorization to issue common or preferred
        stock under certain circumstances. We note that you have not included financial
        information in your proxy statement. Please explain to us why you believe
        financial statements are not material in connection with issuing the warrants to
        purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item
        13(a) of Schedule 14A.

6.   If you expect the proceeds of the sale of securities to the Treasury Department to
        have a material impact on your financial statements, you may provide a
        discussion of the pro forma effect rather than pro forma financial statements. In
        your discussion, please address the impact of both the minimum and maximum
        estimated proceeds.

                              *   *   *

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst